UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

Commission File Number: 001-38876

ATIF HOLDINGS LIMITED

Room 3803,

Dachong International Centre, 39 Tonggu Road

Nanshan District, Shenzhen, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Termination of a Material Definitive Agreement

As previously announced, on December 20, 2019, ATIF Limited, a private limited company incorporated in Hong Kong (“ATIF HK”) and an indirect wholly-owned subsidiary of ATIF Holdings Limited (the “Company”), a British Virgin Islands business company, entered into an Agreement for Sale and Purchase in Respect of Shares and Subordinated Loan of Sinofortune Securities Limited (the “Agreement”) with Sinofurtune Financial Holdings (BVI) Limited, a private limited company incorporated in the British Virgin Islands (the “Seller”), which is a wholly-owned subsidiary of Sinofortune Financial Holdings Limited, a public limited company incorporated in the Cayman Islands.

On June 2, 2020, pursuant to Section 3.2(i) of the Agreement, ATIF HK served a written notice of termination dated June 1, 2020 (the “Termination Notice”) on the Seller to terminate the Agreement and to request the return of the deposit of HK$1,000,000 (the “Deposit”) within five (5) business days from the date of the Termination Notice (the “Prescribed Time”). Effective upon the delivery of the Termination Notice to the Seller, the Agreement was terminated and ceased to have any further effect. All rights and obligations of ATIF HK and the Seller under the Agreement shall cease upon receipt by ATIF HK of the return of the Deposit within the prescribed time.

The foregoing description of the terms of the Agreement and the transaction contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Agreement, which was filed as Exhibit 10.1 to the Company’s Form 6-K filed on December 26, 2019 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATIF Holdings Limited

	By:	/s/ Jun Liu
	Name: Title:	Jun Liu Chief Executive Officer

Dated: June 11, 2020